September 13, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re: BNY Mellon Municipal Funds, Inc. (the "Registrant")

File Nos. 811-06377; 33-42162

Application for Withdrawal of Form N-14/A, Amended Registration Statement under the Securities Act of 1933

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "1933 Act"), the Registrant, on behalf of BNY Mellon AMT-Free Municipal Bond Fund (the "Fund"), hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of Form N-14/A, the Registrant's Registration Statement under the 1933 Act (the "Registration Statement"), which was filed with the Commission via EDGAR Accession No. 0000878092-22-000014 on September 12, 2022, pursuant to Rule 14a-6 under the Securities and Exchange Act of 1934, as amended.

The Registration Statement was inadvertently filed with an incorrect file number on the Registration Statement's facing page and incorrectly filed as an N-14/A. The Registrant will submit a new filing, with an effective date of September 13, 2022 to properly replace this filing.

The Registrant represents that no securities were sold in connection with this Registration Statement. The Registrant respectfully requests that the Commission grant withdrawal of the Registration Statement.

Please direct any questions regarding this matter to David Stephens of Proskauer Rose LLP at 212.969.3357.

Sincerely,

/s/ James Bitetto

James Bitetto

Vice President and Secretary

cc: David Stephens